Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Obsidian Energy Ltd.

We consent to the reference to our Firm under the caption “Experts” and to the use in this Annual Report on Form 40-F of our report dated March 26, 2021, with respect to the consolidated balance sheets of Obsidian Energy Ltd. as at December 31, 2020 and 2019, and the consolidated statements of income (loss), changes in shareholders’ equity and cash flows for each of the years in the two year period ended December 31, 2020, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP
Calgary, Canada
March 29, 2021